March 5, 2015

Maryse Mills-Apenteng

Special Counsel

Barbara C. Jacobs

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: UpperSolution.com

Amendment No. 10 to Registration Statement on Form S-1

Filed February 12, 2015

File No. 333-190658

Dear Ms. Mills-Apenteng,

The following is the company’s response to your comment letter dated February 26, 2015.

Financial Statements, page 29

1. We note from your bylaws in Exhibit 3.2 that your fiscal year end is December 31st. As your most recently completed fiscal year end was December 31, 2014, please update to include audited financial statements in accordance with Rule 8-02 of Regulations S-X. Refer to Rule 8-08(b) of Regulation S-X. Ensure that the consent of the independent registered public accounting firm is updated.

The bylaws were previously amended but the amendment was not file. The amended bylaws are filed as an exhibit to this amendment. The financials have been consistently been prepared with a May 31 year end since the inception of the corporation and were filed as such in this registration.

Sincerely,

Yousef Dasuka

Chief Executive Officer

UpperSolution.com